Financial Certification

I, JIM HOLLEY, certify that:

1) The financial statements of Sentry Baby Products, LLCincluded in this Form are true and complete in all material respects; and

2) The tax return information of Sentry Baby Products, LLCincluded in this Form reflects accurately the information reported on the tax return for Sentry Baby Products, LLC filed for the fiscal year ended 12/31/2016.



Signature

CEO